UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14F-1/A

                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER



                             HEAVENEXPRESS.COM, INC.
        (Exact name of registrant as specified in its corporate charter)


                                    333-95549
                              (Commission File No.)


               Florida                                 65-0974212
       (State of Incorporation)             (IRS Employer Identification No.)


              2531 S.E. 14th Street, Pompano Beach, Florida 33062
                    (Address of principal executive offices)


                                 (954) 782-4547
                         (Registrant's telephone number)

















                            HEAVENEXPRESS.COM, INC.

                        INFORMATION STATEMENT PURSUANT TO
                          SECTION 14F OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

             ------------------------------------------------------


PURPOSE OF AMENDMENT
--------------------

     Heavenexpress.com, Inc., a Florida corporation ("HEXC" or the "Company"), hereby amends its Information Statement pursuant to Section 14F of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder, which was filed by the Company on June 27, 2003 with the Securities Exchange Commission (the "Information Statement"). This amendment deletes all references contained in the Information Statement to a 20:1 reverse stock split of the common stock of the Company (the "Reverse Stock Split") which was approved by an Action by Majority Shareholders Without A Meeting pursuant to 2002 Florida Statutes, Chapter 607, Section 704 on June 26, 2003.

     The sole director and majority shareholder of the Company, with the advice of the Company's securities counsel, has decided not to effect the Reverse Stock Split at this point in time, and has rescinded the corporate and shareholder action which authorized it. Inasmuch as the Company has entered into a Plan of Exchange, dated June 26, 2003 (the "Plan of Exchange") with Guangdong Golden Sand & Green Land Ecology And Environment Development Co., Ltd., a corporation organized under the laws of the People's Republic of China ("Golden Sand"), as amended by a First Amended Plan of Exchange, dated July 31, 2003 (the "First Amended Plan of Exchange"), pursuant to which the Company will acquire Golden Sand in an exchange transaction, Golden Sand will become a subsidiary of the Company, and the shareholders of Golden Sand will acquire control of the Company, the sole director and majority shareholder of the Company has decided to leave the decision of whether or not effect a reverse stock split of the Company's common stock up to the future management, directors and controlling shareholders of the Company.

     Accordingly, this amended Information Statement omits any description of the proposed Reverse Stock Split of the common stock of the Company, since such proposal has been rescinded.









              NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.


GENERAL

     This amended Information Statement is being mailed on or about July 31, 2003 to the holders of record as of July 30, 2003, of common stock, par value $0.001 per share (the "common stock"), of the Company. You are receiving this amended Information Statement in connection with the Company's election of a designee of the shareholders of Golden Sand to the Board of Directors of the Company (the "Designee").

     Pursuant to and at the closing of the First Amended Plan of Exchange, among the Company, Golden Sand, the shareholders of Golden Sand (the "Golden Sand Shareholders"), and Mr. Charles Scheuerman, Chairman of the Company ("Scheuerman"), the Golden Sand Shareholders will exchange all of their shares of capital stock for 50,000,000 shares of common stock of the Company, or 98% of the Company's then to be outstanding common stock. Also, at the closing of the First Amended Plan of Exchange, the Golden Sand Shareholders will receive 1,000,000 shares of convertible preferred stock from the Company as additional consideration for the exchange described herein, so that upon closing they will own 50,000,000 shares of common stock and 1,000,000 shares of convertible preferred stock, or 99% of the common shares then to be issued and outstanding on a fully diluted basis. Upon completion of the exchange, Golden Sand will become a wholly-owned subsidiary of the Company. An executed copy of the First Amended Plan of Exchange is attached hereto as Exhibit 1.

     The First Amended Plan of Exchange contemplates that the exchange transaction will not immediately be consummated, but will close in escrow pursuant to a First Amended Escrow Agreement dated July 31, 2003 (the "First Amended Escrow Agreement"). The First Amended Escrow Agreement provides that the exchange transaction shall be consummated when and if (i) all necessary filings are made with and approvals obtained from the Securities and Exchange Commission and other state regulatory authorities to effect the exchange transaction, (ii) the Company effects a change of its name from Heavenexpress.com, Inc. to Golden Sand Eco-Protection, Inc., and (iii) the Company effects a change of its ticker symbol to such new ticker symbol as Golden Sand shall designate. The Company has agreed to use its best efforts to insure that the escrow conditions under the First Amended Escrow Agreement will be satisfied as promptly as practicable so that the closing deliveries under the First Amended Plan of Exchange will occur and a change in control of the Company will happen as soon as possible. The date on which the last of the escrow conditions is satisfied is referred to herein as the "Closing Date".

     The Escrow Agent under the First Amended Escrow Agreement is Greentree Financial Group, Inc., a Florida corporation, and financial advisor to Golden Sand.

     Effective June 26, 2003, pursuant to the Plan of Exchange, Scheuerman resigned as President of Company. At the closing of the Plan of Exchange in escrow, which occurred on June 26, 2003, Mr. Yang Shu became President and was nominated as the Designee for election to its Board of Directors. Pursuant to the First Amended Plan of Exchange, Mr. Yang Shu will also be appointed Chairman of the Board of Directors on the Closing Date and Scheuerman will resign as Chairman.

     Prior to the consummation of the transactions contemplated by the First Amended Plan of Exchange, Mr. Scheuerman was the controlling stockholder of the Company, owning 7,800,000 shares of common stock. As part of the transaction he tendered, in exchange for three payments totaling $500,000 by Golden Sand and/or the Golden Sand Shareholders, 7,600,000 shares of common stock that he owned back to the Company for cancellation. As a result, he has retained 200,000 shares of common stock as an investment in the Company.

     On June 26, 2003, the Company filed a preliminary Information Statement on
Schedule 14C pursuant to Section 14(c) of the Securities Exchange Act of 1934 with the Securities and Exchange Commission in connection with (i) a proposal to amend its corporate charter to change the name of the corporation from Heavenexpress.com, Inc. to Golden Sand Eco-Protection, Inc., which was approved by action by written consent of a majority of all shareholders entitled to vote on the record date and (ii) a proposal to effect the Reverse Stock Split of the Company's Common Stock, which was approved by action by written consent of a majority of all shareholders entitled to vote on the record date. The Reverse Stock Split proposal has been withdrawn, as mentioned above, and this has also been disclosed in a preliminary Information Statement on Schedule 14C/A filing dated July 31, 2003. The name change proposal is still authorized by the majority vote of shareholders and the sole director of the Company, but, pursuant to SEC rules and regulations, it will not become effective before the mailing or delivery of the definitive Information Statement on Schedule 14C/A to shareholders at least 20 days prior to the date on which the corporate action to amend the Articles of Incorporation takes effect.


CONSUMMATION OF THE EXCHANGE TRANSACTION WILL RESULT IN A CHANGE OF CONTROL OF THE COMPANY.

     No action is required by the shareholders of the Company in connection with the election or appointment of the Designee to the Board. However, Section 14(f) of the Securities Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders this amended Information Statement not less than ten days prior to the change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

VOTING SECURITIES OF THE COMPANY:

     On July 31, 2003, there were 8,270,000 shares of common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:

     The common stock is the only class of equity securities of the Company currently issued and outstanding. The other class of equity securities is the Company's convertible preferred stock, which will not be released from escrow until the Closing Date.

     The following table sets forth, as of July 31, 2003, certain information with respect to the common stock beneficially owned by (i) each Director, nominee and executive officer of the Company; (i) each person who owns beneficially more than 5% of the common stock; and (iii) all Directors, nominees and executive officers as a group:
--------------------------------------------------------------------------------
Name and Address of
Beneficial Owner                           Amount and        Percentage of
                                           nature of         Class
                                           Beneficial
                                           Ownership (1)
--------------------------------------------------------------------------------
Charles Scheuerman
800 W. Oakland Park Blvd. No. 211          7,800,000         94.3%
Fort Lauderdale, FL  33311                 Direct
--------------------------------------------------------------------------------
All Officers and Directors as a Group      7,800,000         94.3%
                                           Direct
--------------------------------------------------------------------------------
Total Shares Issued and Outstanding        8,270,000        100.00%
--------------------------------------------------------------------------------

Notes to the table:

(1) Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.


     The following table sets forth, as of the Closing Date, certain information with respect to the common stock beneficially owned by (i) each Director, nominee and executive officer of the Company; (i) each person who owns beneficially more than 5% of the common stock; and (iii) all Directors, nominees and executive officers as a group:

--------------------------------------------------------------------------------
Name and Address of
Beneficial Owner                           Amount and        Percentage of
                                           nature of         Class
                                           Beneficial
                                           Ownership (1)
--------------------------------------------------------------------------------
Charles Scheuerman
800 W. Oakland Park Blvd. No. 211          200,000
Fort Lauderdale, FL  33311                 Direct                  *
--------------------------------------------------------------------------------
Yang Shu (2)
Post 510070, R.M. 1301 Huihua              46,000,000              90.8%
Business Building #80 xianlie              Direct and Indirect
Zhong Road
Guangzhou, P.R. China
--------------------------------------------------------------------------------
Officers and Directors as a Group          46,200,000              91.2 %
--------------------------------------------------------------------------------
Shares Issued and Outstanding              50,670,000             100.0%
--------------------------------------------------------------------------------
* Less than one percent.
Notes to the table:

(1) Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, and own all the shares of common stock either directly or indirectly.

(2) Includes shares to be distributed to Golden Sand Shareholders pursuant to an exemption from registration provided by Regulation S under the Securities Act of 1933, as amended.

DIRECTORS, NOMINEE AND EXECUTIVE OFFICERS

     The following sets forth the names and ages of the current Director, nominee and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or executive officer. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been by the Board of Directors as a whole. During the fiscal year ended December 31, 2002, the Board of Directors held 1 formal meeting. There are no family relationships among any of the Directors, the Nominee or executive officers.

     Charles Scheuerman. Mr. Scheuerman has been a director since May 17, 2000. Since the early 1980's, he has served as Chief Operating Officer of Network Promotion Seminar, Inc., and a television-advertising agency. During 1999, Mr. Scheuerman served as the Chairman of the Board for Heaven's Door Corporation, until that corporation was acquired. Mr. Scheuerman graduated from Auburn University in 1952 with a Bachelor of Science Degree. He provides valuable knowledge and experience to the Company, since he was previously the owner of seven cemeteries, including one of the largest cemetery facilities in Central Alabama.

     Yang Shu. Mr. Yang Shu is the President of Guangdong Golden Sand & Green Land Ecology and Environment Protection Development Co., Ltd. He is also the founder of Guangzhou Bei-Si-De Technology, Ltd., Guangzhou Lvnengda Ecology and Technology Research Institution, and Guangdong Golden Sand & Green Land Ecology and Environment Protection Development Co., Ltd. He has been engaged in agricultural development work and research on desertification control, played a key role in inventing Artificial Vegetation Technology ("AVT"), successfully completed the experiment of AVT at the Huang Yang Sand location in HB China, and later rendered AVT to CAS and passed the examination and verification work conducted by CAS. He also presided over the invention and testing of the Multi-Functional Desert Vegetation Producer, a large vehicle that produces and installs AVT on sand deserts and sand dunes.

     He has experience working in China's financial markets and worked in the South China Futures Exchange as a vice president, and later in the Guangdong United Futures Exchange as the president. He also launched a newspaper titled "Inside News on the Stock Market", a popular newspaper about the Chinese stock market.

     Mr. Shu earned his Bachelor of Philosophy degree at Beijing University, and his Masters of Philosophy degree in Zhongshan University.



EXECUTIVE  COMPENSATION:

  None.

     Mr. Scheuerman has not received any other compensation from the Company or any grants of options or other rights to acquire common stock.

     No other Directors of the Company have received compensation for their services as Directors nor have been reimbursed for expenses incurred in attending Board meetings.

     The Company may pay compensation to its officers and Directors in the future although no final determinations have been made as of the date hereof.

LEGAL  PROCEEDINGS:

     The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT:

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of the Forms 3, 4 and 5 received by the Company.

     The Company is not aware of any person who at any time during the period prior to the quarter ended March 31, 2003 was a director, officer, or beneficial owner of more than ten percent of the common stock of the Company, and who failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 since the date the Company filed it Registration Statement of Form 10SB with the Securities Exchange Commission.


OTHER  INFORMATION:

     The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.











Dated:  July 31, 2003

                         By Order of the Board of Directors
                         Heavenexpress.com, Inc.



                         By:    /s/ Charles Scheuerman
                                ----------------------
                         Name:  Charles Scheuerman
                         Title: Chairman of the Board, Former President

EXHIBIT 10.  First Amended Plan of Exchange dated July 31, 2003.